FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Appendix 3F

Final share buy-back notice

Rule 3.8A

Appendix 3F

Final share buy-back notice
(except minimum holding buy-back)

Introduced 1/9/99.  Origin:  Appendices 7D and 7E.  Amended 30/9/2001.

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Selective share buy-back of preference shares issued in relation to the TrUEPrS

Details of all shares bought back

2	Number of shares bought back	36, 008, 000

3	Total consideration paid or payable for the shares	US $450, 100, 000

4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: N/A date: N/A lowest price: N/A date: N/A

+ See chapter 19 for defined terms.

Compliance statement

1.                                       The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                       There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 23 January 2004
(Director/Company secretary)

Print name:	G F NOLAN

== == == == ==

+ See chapter 19 for defined terms.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Garry F Nolan

Date: 23 January 2004	Title: Company Secretary